February 2, 2024

VIA EDGAR

Ms. Jenny O’Shanick

Mr. Bradley Ecker

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re: PIXELWORKS, INC.

Amendment No. 2 to Registration Statement on Form S-3

Filed January 5, 2024

File No. 333-275569

Dear Ms. Jenny O’Shanick and Mr. Bradley Ecker:

Pixelworks, Inc. (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 16, 2024, relating to the aforementioned Amendment No. 2 to Registration Statement on Form S-3 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, has filed with the Commission an Amendment No. 3 to the Registration Statement which reflects these revisions (“Amendment No. 3”). For reference purposes, the text of your letter dated January 16, 2024, has been reproduced herein (in bold), with the Company’s response below each numbered comment.

Amendment No. 2 to Registration Statement on Form S-3

Cover Page

1.

We note your revisions in response to prior comment 1 and reissue in part. Please disclose your response that the majority of your consolidated operations take place in China. Further, please revise to address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please also disclose the risk that the PRC government may intervene or influence your operations in China at any time.

Pixelworks, Inc. > 16760 SW Upper Boones Ferry Rd., Suite 101 > Portland, OR 97224 USA > Tel: 503.601.4545 >

Fax: 503.601.0823 > www.pixelworks.com

Response:

The Company acknowledges the Staff’s comment and has revised its disclosures on the Cover Page of Amendment No. 3.

Prospectus Summary, page i

2.

We note your revisions in response to prior comment 3 and reissue in full. Please revise to include a prospectus summary that discloses each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 1 and 2 of Amendment No. 3.

3.

We note your revisions in response to prior comment 4 and that you do not conduct your operations in China through the use of variable interest entities. We reissue prior comment 4 in full. Please revise to include a prospectus summary that provides a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the parent company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the parent company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosures on pages 3-5 of Amendment No. 3.

***

If you have any questions or comments, please do not hesitate to contact me directly at (503) 601 - 4540.

Very truly yours,

Pixelworks, Inc.

/s/ Haley F. Aman

Haley F. Aman

Chief Financial Officer

Copy to:

Todd A. DeBonis, Pixelworks, Inc.

Christina F. Pearson, Pillsbury Winthrop Shaw Pittman LLP